UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 54)1

CRACKER BARREL OLD COUNTRY STORE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

22410J106

(CUSIP Number)

Sardar Biglari

Biglari Capital Corp.

19100 Ridgewood Pkwy, Suite 1200

San Antonio, Texas 78259

(210) 344-3400

with copies to:

Steve Wolosky, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 16, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22410J106

1	NAME OF REPORTING PERSON

The Lion Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,000,000
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 22410J106

1	NAME OF REPORTING PERSON

Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,000,000
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 22410J106

1	NAME OF REPORTING PERSON

First Guard Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arizona
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		62,300
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

62,300
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IC

4

CUSIP No. 22410J106

1	NAME OF REPORTING PERSON

Southern Pioneer Property and Casualty Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,841
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,841
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IC

5

CUSIP No. 22410J106

1	NAME OF REPORTING PERSON

Biglari Reinsurance Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		69,141
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

69,141
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

69,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP No. 22410J106

1	NAME OF REPORTING PERSON

Biglari Insurance Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		69,141
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

69,141
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

69,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 22410J106

1	NAME OF REPORTING PERSON

Biglari Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Indiana
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		69,141
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

69,141
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

69,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

8

CUSIP No. 22410J106

1	NAME OF REPORTING PERSON

Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,069,141
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,069,141
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,069,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 22410J106

The following constitutes Amendment No. 54 to the Schedule 13D filed by the undersigned (“Amendment No. 54”). This Amendment No. 54 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by The Lion Fund II, L.P., a Delaware limited partnership (“The Lion Fund II”), Biglari Capital Corp., a Texas limited liability company (“BCC”), First Guard Insurance Company, an Arizona corporation (“First Guard”), Southern Pioneer Property and Casualty Insurance Company, an Arkansas corporation (“Southern Pioneer”), Biglari Reinsurance Ltd., a Bermuda corporation (“Biglari Reinsurance”), Biglari Insurance Group Inc., a Delaware corporation (“Biglari Insurance”), Biglari Holdings Inc., an Indiana corporation (“Biglari Holdings”), and Sardar Biglari. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

BCC is the general partner of The Lion Fund II. Sardar Biglari is the Chairman and Chief Executive Officer of BCC and has investment discretion over the securities owned by The Lion Fund II. By virtue of these relationships, BCC and Sardar Biglari may be deemed to beneficially own the Shares owned directly by The Lion Fund II.

Biglari Reinsurance is the direct parent company of each of First Guard and Southern Pioneer. Biglari Insurance is the direct parent company of Biglari Reinsurance. Biglari Holdings is the direct parent company of Biglari Insurance. Sardar Biglari is the Chairman and Chief Executive Officer of Biglari Holdings and has investment discretion over the securities owned by each of First Guard and Southern Pioneer. By virtue of these relationships, Biglari Reinsurance, Biglari Insurance, Biglari Holdings and Sardar Biglari may be deemed to beneficially own the Shares owned directly by each of First Guard and Southern Pioneer.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of each of First Guard, Southern Pioneer, Biglari Reinsurance, Biglari Insurance and Biglari Holdings. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, other than Mr. Biglari, none of the persons listed on Schedule A or any of the Nominees (as defined below) beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of each of The Lion Fund II, BCC, Biglari Holdings, Biglari Insurance and Sardar Biglari is 19100 Ridgewood Parkway, Suite 1200, San Antonio, Texas 78259. The principal business address of First Guard is 240 Nokomis Ave S., Venice, Florida 34285. The principal business address of Southern Pioneer is 2816 Longview Drive, Jonesboro, Arkansas 72401. The principal business address of Biglari Reinsurance is 141 Front St., Hamilton HM 19, Bermuda.

10

CUSIP No. 22410J106

(c)       The principal business of The Lion Fund II is purchasing, holding and selling securities for investment purposes. The principal business of BCC is serving as the general partner of The Lion Fund II and The Lion Fund, L.P. The principal business of First Guard is serving as a direct underwriter of commercial truck insurance. The principal business of Southern Pioneer is providing property and casualty insurance. The principal business of Biglari Reinsurance is serving as the direct parent of each of First Guard and Southern Pioneer. The principal business of Biglari Insurance is serving as the direct parent of Biglari Reinsurance. The principal business of Biglari Holdings is serving as a holding company owning subsidiaries engaged in a number of diverse business activities, including property and casualty insurance, licensing and media, restaurants, and oil and gas. The principal occupation of Sardar Biglari is serving as Chairman and Chief Executive Officer of Biglari Holdings and BCC.

(d)       No Reporting Person or any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person or any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Lion Fund II is organized under the laws of the State of Delaware. BCC is organized under the laws of the State of Texas. First Guard is organized under the laws of the State of Arizona. Southern Pioneer is organized under the laws of the State of Arkansas. Biglari Reinsurance is organized under the laws of Bermuda. Biglari Insurance is organized under the laws of the State of Delaware. Biglari Holdings is organized under the laws of the State of Indiana. Mr. Biglari is a citizen of the United States of America. The citizenships of the persons listed on Schedule A are set forth thereon.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,000,000 Shares owned directly by The Lion Fund II is approximately $101,774,800. The Shares owned directly by The Lion Fund II were acquired with funds of affiliated entities that initially purchased the Shares prior to their contribution to The Lion Fund II.

The Lion Fund II effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

The aggregate purchase price of the 62,300 Shares owned directly by First Guard is approximately $5,065,302. The Shares purchased by First Guard were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 6,841 Shares owned directly by Southern Pioneer is approximately $523,129. The Shares purchased by Southern Pioneer were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

11

CUSIP No. 22410J106

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 16, 2024, the Reporting Persons delivered a letter to the Issuer nominating Milena Alberti-Perez, Julie Atkinson, Sardar Biglari and Michael W. Goodwin (collectively, the “Initial Nominees”) for election to the Board at the 2024 annual meeting of shareholders of the Issuer (the “Annual Meeting”). On August 18, 2024, the Reporting Persons delivered a supplemental letter to the Issuer nominating Michelle Frymire (together with the Initial Nominees, each, a “Nominee” and collectively, the “Nominees”) for election to the Board at the Annual Meeting.

Milena Alberti-Perez has served on the boards of directors of Digimarc Corp. (NASDAQ: DMRC), a provider of enterprise software and services, since April 2022, Pitney Bowes Inc. (NYSE: PBI), a shipping and mailing company that provides technology, logistics and financial services, since May 2023 and Allurion Technologies, Inc. (NYSE: ALUR), a company dedicated to ending obesity, since March 2024. Ms. Alberti-Perez was most recently the Chief Financial Officer at Getty Images Holding, Inc. (NYSE: GETY), a visual media company, from January 2021 to January 2022. Previously, Ms. Alberti-Perez was Chief Financial Officer at MediaMath, Inc., a demand-side platform for programmatic marketing and advertising, from January 2020 to December 2020. Prior to this, Ms. Alberti-Perez held various financial and publishing roles at Penguin Random House LLC (“Penguin Random House”), a multinational publishing company, including Global and U.S. Chief Financial Officer from 2015 to 2017, Senior Vice President of Global Corporate Finance from 2014 to 2015, Senior Vice President of Corporate Development from 2011 to 2014, Vice President of Mergers & Acquisitions from 2010 to 2011, Director of Spanish Language Publishing from 2004 to 2010, and Director of Corporate Development from 2001 to 2004. Earlier in her career, Ms. Alberti-Perez was an associate in Latin American Equity Research at Morgan Stanley (NYSE: MS), a multinational investment management and financial services company, from 1997 to 1999, and a financial analyst at Lehman Brothers Holdings Inc., which was an American global financial services firm, from 1995 to 1997. Ms. Alberti-Perez has served on the boards of directors of International Literary Properties, a company focused on securing literary intellectual property rights, where she also serves as a Senior Advisor, since July 2024, Overdrive, Inc., a digital content distributor, since September 2020, and RBmedia, an audiobook publishing company, since 2018. Ms. Alberti-Perez previously served on the boards of directors of Penguin Random House as a non-voting board member and a member of its audit committee from 2015 to 2017, Companhia das Letras, the largest publishing house in São Paulo, from 2016 to 2017, and FlatWorld (f/k/a Flat World Knowledge), a publisher of college-level textbooks and educational supplements, as an observer from 2011 to 2016. Ms. Alberti-Perez has also served on the boards of National Public Radio, Inc., a public broadcasting organization, since May 2023, the Wild Bird Fund, New York City’s only wildlife rehabilitation center, since October 2019, and Jumpstart, a national early education organization, since 2015. Ms. Alberti-Perez is a member of the Latino Corporate Directors Association, a non-profit organization, since 2018. Ms. Alberti-Perez previously served on the boards of directors of THE CITY, a non-profit news organization, from June 2019 to January 2021, and the University of Pennsylvania’s Executive Fund, the annual giving fund of the University of Pennsylvania, from 2015 to April 2021. Ms. Alberti-Perez received an M.B.A. from the Harvard Business School and a B.A. in Economics from The University of Pennsylvania.

Julie Atkinson has served on the boards of directors of Bright Horizons Family Solutions Inc. (NYSE: BFAM), an educational support services company, since 2017, Rewards Network Establishment Services Inc., a fintech company providing marketing for the restaurant industry, since December 2021 and Inn on Boltwood (f/k/a The Lord Jeffery Inn), a historic hotel, since 2017. Ms. Atkinson served as Chief Marketing Officer of Founders Table Restaurant Group, LLC, a restaurant company, from October 2019 to January 2023. Prior to that, Ms. Atkinson served as Senior Vice President, Global Digital of Tory Burch LLC, a luxury lifestyle brand, from 2017 to 2018. Prior to that, Ms. Atkinson held various roles of increasing responsibility at Starwood Hotels & Resorts Worldwide, Inc. (formerly NYSE: HOT), a hospitality company, including Senior Vice President, Global Digital from 2014 to 2017, Vice President of Global Online Distribution from 2012 to 2014, and Senior Director of Online Sales and Distribution from 2008 to 2012. Prior to that, Ms. Atkinson held various roles at Travelocity Global, an online travel agency, including Director of Marketing, Operations and Revenue from 2007 to 2008, Director of Hotel Product Marketing from 2004 to 2007, and Product Manager from 2001 to 2003. Additionally, Ms. Atkinson served on the board of directors of Ventoux CCM Acquisition Corp. (formerly NASDAQ: VTAQ), a special purpose acquisition company, from December 2020 to September 2022 following the completion of a business combination transaction. Ms. Atkinson received a B.A. in English and Political Science from Amherst College.

12

CUSIP No. 22410J106

Sardar Biglari has served as Chairman of the Board of Directors and Chief Executive Officer of Biglari Holdings (NYSE: BH, BH-A), a holding company owning subsidiaries engaged in a number of diverse business activities, since 2008. In his capacity as Chairman and Chief Executive Officer of Biglari Holdings, Mr. Biglari serves as a director, Chairman and/or Chief Executive Officer of certain of Biglari Holdings’ subsidiaries, including Steak n Shake Inc., an American brand serving premium burgers and shakes. Mr. Biglari has also served as Chairman and Chief Executive Officer of BCC, of which he is the sole owner, and which is the general partner of The Lion Fund, L.P. and The Lion Fund II, private investment partnerships, since its inception in 2000. Mr. Biglari has served on the board of directors of Abraxas Petroleum Corporation (formerly OTCQX: AXAS), a crude oil and natural gas exploration and production company, since September 2022. Mr. Biglari received a B.S. in Business Administration from Trinity University.

Michael W. Goodwin has served on the board of directors of Burlington Stores, Inc. (NYSE: BURL), a department store retailer, since December 2020. Mr. Goodwin most recently served as Senior Vice President of Information Technology and Chief Technology Information Officer of PetSmart, Inc., a specialty provider of pet products and services, from 2014 to January 2023. Prior to that, Mr. Goodwin held several positions of increasing responsibility at Hallmark Cards, Incorporated (“Hallmark”), a manufacturer and publisher of greeting cards and gifts, from 1990 to 2014, ultimately serving as Senior Vice President and Chief Information Officer and Business Enablement, from 2006 to 2014. Prior to Hallmark, Mr. Goodwin served as a Field Artillery Officer in the United States Army, from 1982 to 1990. Mr. Goodwin has served on the boards of directors of Eckerd Connects, a non-profit organization specializing in workforce development for underserved populations, since June 2023, and Telecare Corporation, a provider of mental health services, since August 2023. Mr. Goodwin has also served as a member of the Strategic Council of Plexus Worldwide, LLC, a science-based health and wellness company, since October 2022. Mr. Goodwin earned an M.B.A. from the University of Kansas Graduate School of Business and a B.S. in Computer Science from the United States Military Academy at West Point.

Michelle Frymire has served on the boards of directors of NCR Atleos Corporation (NYSE: NATL), a financial technology company expanding self-service financial access, since October 2023 and Sonder Holdings Inc. (NASDAQ: SOND), a hospitality company, since September 2022. Ms. Frymire has also served on the board of directors of Six Flags Entertainment Corporation (NYSE: FUN), an amusement park corporation, since July 2024, following its merger with Cedar Fair, L.P., a regional amusement-resort operator, where she served on the board of directors, from October 2022 to July 2024. Previously, Ms. Frymire held several positions of increasing responsibility at CWT (f/k/a Carlson Wagonlit Travel), a leader in travel management technology, including Chief Executive Officer, from May 2021 to May 2022. Ms. Frymire was responsible for leading the company through and beyond the impact of the COVID-19 pandemic, driving the company’s global strategy and overseeing significant investment in the company’s product and technology platforms. Prior to serving as Chief Executive Officer of CWT, Ms. Frymire served as President, Strategy and Transformation and Chief Financial Officer, from September 2020 to May 2021, Executive Vice President, Chief Finance and Strategy Officer, from May 2020 to September 2020, and Executive Vice President and Chief Financial Officer, from January 2019 to April 2020. Prior to joining CWT, Ms. Frymire served as Chief Financial Officer of U.S. Risk Insurance Group, LLC, a specialty lines underwriting manager and wholesale broker, from 2017 to January 2019. Prior to that, Ms. Frymire served as Chief Financial Officer of Service King Collision Repair Centers (n/k/a Crash Champions), an auto body collision repair company, from 2015 to 2017. Prior to that, Ms. Frymire held various roles at The Service Master Companies, Inc., a residential and commercial services company, including Vice President, FP&A and Strategy, from 2014 to 2015, and Chief Financial Officer of TruGreen Lawncare, from 2009 to 2013. From 2005 to 2009, Ms. Frymire served as Chief Financial Officer of Vacation Ownership at Starwood Hotels & Resorts Worldwide, Inc., a hospitality company. Prior to that, Ms. Frymire held various positions at Delta Air Lines, Inc. (NYSE: DAL), a global airline carrier, including Vice President, Finance, Marketing, International, Network and Technology, from 1998 to 2005. Ms. Frymire previously served on the board of directors of Spirit Realty Capital, Inc. (formerly NYSE: SRC), a triple net lease real estate investment trust, from May 2021 to January 2024. Ms. Frymire also served as a member of the United States Travel and Tourism Advisory Board, from March 2022 to November 2022. Ms. Frymire received an M.B.A. from the University of Texas McCombs School of Business and a B.A. in Economics from Austin College.

13

CUSIP No. 22410J106

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a – e) The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 22,202,296 Shares outstanding as of May 23, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 30, 2024.

As of the close of business on August 20, 2024, The Lion Fund II owned directly 2,000,000 Shares, constituting approximately 9.0% of the Shares outstanding. By virtue of their relationships with The Lion Fund II, each of BCC and Sardar Biglari may be deemed to beneficially own the Shares owned by The Lion Fund II.

As of the close of business on August 20, 2024, First Guard owned directly 62,300 Shares, constituting less than 1% of the Shares outstanding. By virtue of their relationships with First Guard, each of Biglari Reinsurance, Biglari Insurance, Biglari Holdings and Sardar Biglari may be deemed to beneficially own the Shares owned directly by First Guard.

As of the close of business on August 20, 2024, Southern Pioneer owned directly 6,841 Shares, constituting less than 1% of the Shares outstanding. By virtue of their relationships with Southern Pioneer, each of Biglari Reinsurance, Biglari Insurance, Biglari Holdings and Sardar Biglari may be deemed to beneficially own the Shares owned directly by Southern Pioneer.

An aggregate of 2,069,141 Shares, constituting approximately 9.3% of the Shares outstanding, are reported by the Reporting Persons in this statement.

None of the Nominees or any person set forth on Schedule A, other than Mr. Biglari, beneficially owns any Shares as of the date hereof.

14

CUSIP No. 22410J106

By virtue of his relationships with the other Reporting Persons, Sardar Biglari may be deemed to have the sole power to vote and dispose of the Shares owned directly by The Lion Fund II, First Guard and Southern Pioneer.

There have been no transactions in securities of the Issuer by the Reporting Persons during the past sixty days.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 16, 2024, the Reporting Persons and the Initial Nominees entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) in which, among other things, (i) the Reporting Persons and the Initial Nominees agreed to jointly file a statement on Schedule 13D, and any amendments thereto, with respect to securities of the Company to the extent required by applicable law, (ii) the Reporting Persons and the Initial Nominees agreed to solicit proxies for the election of certain persons nominated for election to the Board at the Annual Meeting (including those nominated by or on behalf of the Reporting Persons), (iii) the Reporting Persons and the Initial Nominees agreed to take all other action necessary to achieve the foregoing, and (iv) the Reporting Persons agreed to bear all expenses incurred in connection with the Reporting Persons’ and the Initial Nominees’ activities, including approved expenses incurred by any of the parties in connection with the solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On August 18, 2024, the Reporting Persons and the Nominees entered into a Joinder Agreement (the “Joinder Agreement”) to the Joint Filing and Solicitation Agreement, pursuant to which Ms. Frymire agreed to be bound by the terms of the Joint Filing and Solicitation Agreement. The Joinder Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement, dated August 16, 2024.
99.2	Joinder Agreement, dated August 18, 2024.

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CUSIP No. 22410J106

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 20, 2024
(Date)

THE LION FUND II, L.P.

By:	BIGLARI CAPITAL CORP., its General Partner

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

FIRST GUARD INSURANCE COMPANY

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Authorized Signatory

SOUTHERN PIONEER PROPERTY AND CASUALTY INSURANCE COMPANY

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Authorized Signatory

BIGLARI REINSURANCE LTD.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Authorized Signatory

16

CUSIP No. 22410J106

BIGLARI INSURANCE GROUP INC.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Authorized Signatory

BIGLARI HOLDINGS INC.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

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CUSIP No. 22410J106

SCHEDULE A

Directors and Executive Officers of First Guard

NAME AND POSITION WITH FIRST GUARD	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
Edmund B. Campbell, III, Executive Chairman	Executive Chairman of First Guard	240 Nokomis Ave. S. Venice, FL 34285	U.S.A.
Sardar Biglari, Director	See Item 2	See Item 2	See Item 2
Philip L. Cooley, Director	Vice Chairman of Biglari Holdings	19100 Ridgewood Pkwy, Suite 1200 San Antonio, Texas 78259	U.S.A.
Anddrew S. Toepfer, President, Chief Executive Officer, Treasurer and Director	President and Chief Executive Officer of First Guard	240 Nokomis Ave. S. Venice, FL 34285	U.S.A.
Edmund B. Campbell, Jr., Director	Retired; former Executive at First Guard	240 Nokomis Ave. S. Venice, FL 34285	U.S.A.
Courtney Wilson, Vice President and Secretary	Vice President and Secretary at First Guard	240 Nokomis Ave. S. Venice, FL 34285	U.S.A.
Daniel Ribar, Vice President	Vice President at First Guard	240 Nokomis Ave. S. Venice, FL 34285	U.S.A.

CUSIP No. 22410J106

Directors and Executive Officers of Southern Pioneer

NAME AND POSITION WITH SOUTHERN PIONEER	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
Hal Hyneman, President and Director	President of Southern Pioneer	2816 Longview Drive, Jonesboro, AR 72401	U.S.A.
Ben Hyneman, Chairman of the Board	Chairman of Hyneman & Associates, Inc.	2816 Longview Drive, Jonesboro, AR 72401	U.S.A.
Sardar Biglari, Director	See Item 2	See Item 2	See Item 2
Philip L. Cooley, Director	Vice Chairman of Biglari Holdings	19100 Ridgewood Parkway, Suite 1200 San Antonio, TX 78259	U.S.A.
Hunter Hyneman, Vice President	Vice President of Southern Pioneer	2816 Longview Drive, Jonesboro, AR 72401	U.S.A.
Brian Hyneman, Secretary, Treasurer and Director	Secretary and Treasurer of Southern Pioneer	2816 Longview Drive, Jonesboro, AR 72401	U.S.A.
Matt Hyneman, Director	Vice President of Hyneman & Associates, Inc.	2816 Longview Drive, Jonesboro, AR 72401	U.S.A.
Anthony Grant, Director and Vice President	Vice President of Southern Pioneer	2816 Longview Drive, Jonesboro, AR 72401	U.S.A.
Rob Shaughnessy, Vice President	Vice President of Southern Pioneer	2816 Longview Drive, Jonesboro, AR 72401	U.S.A.
David O’Quinn, Vice President	Vice President of Southern Pioneer	2816 Longview Drive, Jonesboro, AR 72401	U.S.A.

CUSIP No. 22410J106

Directors and Executive Officers of Biglari Reinsurance

NAME AND POSITION WITH BIGLARI HOLDINGS	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
Sardar Biglari, Chairman of the Board and Chief Executive Officer	See Item 2	See Item 2	See Item 2
Robert T. Chapman, Executive Vice President, Chief Operating Officer and Chief Financial Officer	Executive Vice President, Chief Operating Officer and Chief Financial Officer of Biglari Reinsurance and Chief Operating Officer and Secretary of Biglari Insurance	19100 Ridgewood Parkway, Suite 1200 San Antonio, TX 78259	U.S.A.
Appleby Global Corporate Services (Bermuda) Ltd., Secretary	Corporate services provider	Canon’s Court 22 Victoria Street Hamilton HM12 Bermuda	Bermuda

CUSIP No. 22410J106

Directors and Executive Officers of Biglari Insurance

NAME AND POSITION WITH BIGLARI HOLDINGS	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
Sardar Biglari, Director and Chairman of the Board	See Item 2	See Item 2	See Item 2
Robert T. Chapman, Chief Operating Officer and Secretary	Executive Vice President, Chief Operating Officer and Chief Financial Officer of Biglari Reinsurance and Chief Operating Officer and Secretary of Biglari Insurance	19100 Ridgewood Parkway, Suite 1200 San Antonio, TX 78259	U.S.A.

CUSIP No. 22410J106

Directors and Executive Officers of Biglari Holdings

NAME AND POSITION WITH BIGLARI HOLDINGS	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
Sardar Biglari, Chairman of the Board and Chief Executive Officer	See Item 2	See Item 2	See Item 2
Philip L. Cooley, Vice Chairman of the Board	Vice Chairman of the Board of Biglari Holdings	19100 Ridgewood Parkway, Suite 1200 San Antonio, TX 78259	U.S.A.
Ruth J. Person, Director	Retired; former professor of Management, University of Michigan-Flint	19100 Ridgewood Parkway, Suite 1200 San Antonio, TX 78259	U.S.A.
Kenneth R. Cooper, Director	Attorney	19100 Ridgewood Parkway, Suite 1200 San Antonio, TX 78259	U.S.A.
John Garrett Cardwell, Director	Retired; former executive with Johnson Controls, Inc.	19100 Ridgewood Parkway, Suite 1200 San Antonio, TX 78259	U.S.A.
Bruce Lewis, Controller	Controller of Biglari Holdings	19100 Ridgewood Parkway, Suite 1200 San Antonio, TX 78259	U.S.A.